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INVEST IN **DOTWAV CREATES**

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The world's first exclusive freelance talent marketplace

LEAD INVESTOR



Connery Glans

I am investing in DotWav Creates because I have witnessed first-hand the power of, and need for, metaverse brand activations. I appreciate the way DotWav Creates is going to go about revolutionizing how brands find vetted talent and fulfill projects safely and expeditiously, all while making the process straightforward and approachable. I trust DotWav's leadership to excel in capitalizing on this massively expanding industry and providing a great value to brands, developers, and investors. I look forward to seeing the business grow and participating in that growth!

Invested $5,000 this round

Learn about Lead Investors

Seattle WA



OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

(1) Our team is engaged in conversations to partner with Twitch, Amazon, Kellogg's, and Pringles.

(2) Started 6 months ago and has already hosted events with more than a million viewers.

(3) $1M ARR growing incredibly fast.

(4) Created custom events for companies like Twitch, Kellogg's with LOIs from Amazon, Pepsi Co and more.

(5) Our team understands the importance of community.

Our Founder



Jordan Baker CEO/Founder

Building this company from the ground up to be a multi million dollar business in the span of 6 months.

Dotwav Creates presents Whistle

*Dotwav Creates is the parent company of Whistle, a marketplace for freelancers. Dotwav Creates is selling securities in this offering, not Whistle.

Whistle

Freelancing on the next level

Find the talent you need on our marketplace

Pitch Deck

Whistle

Get to know us





Andres Puel	**Jordan Baker**
CTO	**CEO**
Prev:	Prev:
Air BnB	DotWav Presents
Asana	EVNT Games
	Moonrock Labs
	Branch.GG

Whistle

Too time consuming | Companies spend far too much time scouring the







Problem

It is hard to hire

01

internet to hire great freelancers

02 **Long term commitment**

Having to hire a new full time employee to work on a single project or feature just does not make sense

03 **Paradox of Choices**

There are too many non-impactful marketplaces in this field

Whistle

Why hire a full time position for a single project?

Solution

Whistle

It's more cost effective for companies to outsource experienced teams. Teams are experts on the landscape, platforms, and communities these brands want to engage with.

SOLUTION 01

Strict onboarding process for freelancers

SOLUTION 02

On platform escrow system

SOLUTION 03

All hiring needs at your finger tips

Whistle

Our Story

We take the stress out of hiring


Step 1
Worked with some of the largest brands in the world and heard their frustration hiring niece talent
Step 2
Spoke with them about my idea to create this marketplace and got their feedback
Step 3
Create a marketplace based on all the feedback we received from all the companies


Who have we worked with?
+ many more!

*Note: these are companies the founders of Dotwav Creates have worked with in regard to their other companies. Dotwav Creates has not worked with any of these companies.


How does it work?
Review candidates based on reviews and pricing
Platform only communication (Messaging/Video)
Secured and encrypted payment thru the site
Repeat the process infinitely

Whistle

Whistle

Target

Who are the customers you
want to cater for?

○ **Target Market 1**

Startups and Founders

—

These are the people who are in
need of developers to create
projects to prove their concept

Large non-tech companies

—

Companies who want to get into
crypto, gaming, AI, AR, ECT but
it doesn't make sense for them
to hire a whole department

○ **Target Market 2**

Whistle

Business Model

1 **Transactional**

2 **Paid promotional slots**

3 **Tier package**



Whistle

We make hiring easy.

Contact Us

Jordan Baker
Jordan@DotWav.gg